    Exhibit 99.1

PRESS RELEASE

ASPEN APPOINTS JOHN WELCH AS
CHIEF UNDERWRITING OFFICER, REINSURANCE

Hamilton, Bermuda, June 13, 2023 – Aspen Insurance Holdings Limited (“Aspen”) has appointed John Welch as Chief Underwriting Officer, Reinsurance, starting on June 26.
John brings over 30 years of global experience in reinsurance, including executive roles across global players. He was most recently Chief Executive, Domestic Markets at AXA XL Re, where he led local reinsurance underwriting teams around the world. He previously held a number of senior roles at AXA XL, XL Catlin Group and XL Group.

In this role, John will lead and be accountable for Aspen Reinsurance, including designing and delivering the underwriting strategy for the segment. John will report to Christian Dunleavy, Group Chief Underwriting Officer, join the Group Executive Committee and will be based in Stamford, CT.

Christian Dunleavy, Group Chief Underwriting Officer, said: “John is an excellent addition to the Aspen family. He is an established leader in the reinsurance industry with an impressive track record of building new businesses and driving profitable growth. John will play a crucial role driving Aspen’s ambitious agenda for its reinsurance segment.”

John Welch said: “I am impressed by the quality and expertise of Aspen’s team and the strong results of Aspen and its reinsurance segment. The business is at an exciting point, and I look forward to working with Aspen Re’s customers on their risk management challenges.”

-Ends-

For further information:

Media

Cecile Locurto
Vice President, Group Communications, Aspen
Cecile.locurto@aspen.co
+646.352.2828

Tom Blackwell,
Managing Director, FTI Consulting
Tom.Blackwell@fticonsulting.com
+44 (0) 7515 597 866

About Aspen Insurance Holdings Limited

Aspen provides insurance and reinsurance coverage to clients in various domestic and global markets through its wholly-owned operating subsidiaries in Bermuda, the United States and the United Kingdom, as well as its branch operations in Canada, Singapore and Switzerland. For the year ended December 31, 2022, Aspen reported $15.2 billion in total assets, $7.7 billion in gross loss reserves, $2.4 billion in total shareholders’ equity and $4.3 billion in gross written premiums. Aspen's operating subsidiaries have been assigned a rating of “A-” by Standard & Poor’s Financial Services LLC and an “A” (“Excellent”) by A.M. Best Company Inc. For more information about Aspen, please visit www.aspen.co.

Cautionary Statement Regarding Forward-Looking Statements:

This communication and other written or oral statements made by or on behalf of Aspen contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are made under the “safe harbor” provisions of The Private Securities Litigation Reform Act of 1995. In particular, statements using words such as “may,” “seek,” “will,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. Forward-looking statements reflect Aspen’s current views, plans or expectations with respect to future events and financial performance. They are inherently subject to significant business, economic, competitive and other risks, uncertainties and contingencies. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Aspen or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Aspen undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as otherwise required by law.

There are or will be important factors that could cause actual results to differ materially from those expressed in any such forward-looking statements, including, but not limited to, factors affecting future results disclosed in Aspen’s filings with the SEC, including but not limited to those discussed under Item 3D, “Risk Factors” in Aspen’s Annual Report on Form 20-F for the year ended December 31, 2022, each of which is incorporated herein by reference.
2